September 21, 2007

Ms. Cheryl L. Grant

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Phone: (202) 551-3359

Fax: (202) 772-9205

Dear Ms. Grant:

We at ValueClick, Inc. (the “Company”) are in receipt of your letter, dated August 21, 2007, with regard to the Securities and Exchange Commission’s (the “Commission”) review of and request for further information with respect to our Definitive Proxy Statement filed with the Commission on April 19, 2007.

You have asked that we provide you with a response to your comments or let you know when we will be able to respond.  Company management has reviewed your letter and we are in the process of preparing a response to your comments.  Based on (a) our initial review of your letter and the work management has undertaken thus far to prepare information responsive to the items presented, (b) the need to gather additional information, (c) the determination that additional members of management be consulted in the process of responding, and (d) the Company’s desire that our response to the Commission be reviewed and approved by the Company’s Compensation Committee, whose next regularly-scheduled meeting is in late October, we expect to provide the Commission with a substantive response to the Commission’s letter on or before November 9, 2007.

We thank you for your time in assisting us with our compliance with the applicable disclosure requirements and enhancement to the overall disclosure in our filings.  Please feel free to contact us if you would like to discuss these matters.  I can be reached at (818) 575-4758.

Very truly yours,

/s/ John Pitstick
John Pitstick
Chief Financial Officer
ValueClick, Inc.